As filed with the Securities and Exchange Commission on August 24, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

Sierra Pacific Resources
(Name of Subject Company (issuer))
Sierra Pacific Resources
(Name of Filing Person (offeror))
7 1/4% Convertible Notes due 2010
(Title of Class of Securities)
826428 AF1
826428 AE4
(CUSIP Number of Class of Securities)
COLLEEN J. RICE, ESQ.,
ACTING GENERAL COUNSEL AND ACTING CORPORATE SECRETARY
SIERRA PACIFIC RESOURCES
P.O. BOX 30150 (6100 NEIL ROAD)
RENO, NEVADA 89520-3150 (89511)
(775) 834-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
WILLIAM C. ROGERS, ESQ.
CHOATE, HALL & STEWART LLP
TWO INTERNATIONAL PLACE
BOSTON, MASSACHUSETTS 02110
(617) 248-5000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$345,000,000(a)	$40,606.50

(a)	Estimated solely for the purpose of determining the registration fee. The amount assumes the conversion of all outstanding 7 1/4% Convertible Senior Notes due 2010. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and equals $117.70 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$34,250.70	Filing Party:	Sierra Pacific Resources
Form or Registration No.:	Form S:4 (333-127128)	Date Filed:	August 3, 2005
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 3, 2005 (as amended and supplemented, the “Schedule TO”) relates to an offer by Sierra Pacific Resources, a Nevada corporation (the “Company”), to pay a cash premium to holders of any and all of the Company’s $300,000,000 principal amount outstanding 7 1/4% Convertible Notes due 2010 (the “Notes”), who convert their Notes to shares of the Company’s common stock, $1.00 par value per share (“Common Stock”), upon the terms and subject to the conditions contained in the Conversion Offer Prospectus dated August 24, 2005 (the “Conversion Offer Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-127128), as amended (the “Registration Statement”) and are incorporated herein by reference.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     The information in the Conversion Offer Prospectus, filed herewith as Exhibit (a)(1)(i), and the Letter of Transmittal, which is Exhibit 99.1 to the Registration Statement and filed herewith as Exhibit (a)(1)(ii), is incorporated by reference in response to all of the applicable items as indicated in the original Tender Offer Statement on Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 5. Past Contracts, Transactions, Negotiations and Agreements
     The information in the Conversion Offer Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Item 5 of this Issuer Tender Offer Statement on Schedule TO. In addition, the information in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “Annual Report”), (ii) the Company’s quarterly reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 (the “Quarterly Reports”) and (iii) in the Registration Statement on Form S-3, as amended (File No. 333-105070), initially filed with the Securities and Exchange Commission on May 7, 2003 is incorporated herein by reference in answer to Item 5 of this Issuer Tender Offer Statement on Schedule TO.
Item 10. Financial Statements
     The financial statements and related notes of the Company are set forth in Item 8, Financial Statement and Supplementary Data, of the Company’s Annual Report, which is incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. The balance sheets, income statements and statements of cash flows are set forth in Item 1, Financial Statements-Sierra Pacific Resources, of the Quarterly Reports, which are incorporated herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO. These reports and other information filed by the Company with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The information in the Conversion Offer Prospectus in the section entitled “Ratio of Earnings to Fixed Charges” is incorporated by herein by reference in answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Conversion Offer Prospectus, dated August 24, 2005 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Registration Statement).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients.
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as exhibit (a)(1)(i).
(a)(5)	Press release dated August 3, 2005 (previously filed).
(b)	None.
(d)	None.
(g)	None.
(h)	Tax opinion of Choate, Hall & Stewart LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIERRA PACIFIC RESOURCES
By:	/s/ Michael W. Yackira
Michael W. Yackira
Corporate Executive Vice President and Chief Financial Officer
Dated: August 24, 2005